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                        [LETTERHEAD OF GLOBEGROUND GMBH]

                                                                  MARCH 22, 1999

COMPANY CONTACT: ARTHUR MOLINS (516) 296-9234

FOR IMMEDIATE RELEASE

GLOBEGROUND GMBH ANNOUNCES RESULTS OF HUDSON GENERAL CORPORATION TENDER OFFER

FRANKFURT - March 22, 1999 -- GlobeGround GmbH, the airport ground services subsidiary of Deutsche Lufthansa AG, today announced that GLGR Acquisition Corporation, which is wholly owned by GlobeGround, has accepted the shares of Hudson General Corporation common stock tendered in response to a tender offer which expired at midnight on March 19, 1999. GLGR Acquisition will be paying $76.00 per share in cash for the tendered shares.

A total of 1,702,623 shares of Hudson General common stock (or approximately 97.57% of the total shares outstanding) were tendered in response to the tender offer and GLGR Acquisition accepted all of those shares for payment.

GLGR Acquisition will be merged into Hudson General shortly. As a result of the merger, Hudson General stockholders who did not tender their shares and do not exercise dissenters' rights will receive the same $76.00 per share in cash as is being paid for shares purchased through the tender offer. After the merger, Hudson General will be a wholly owned subsidiary of GlobeGround. Because more than 90% of Hudson General's common stock was tendered in response to the tender offer, the merger will not require the approval of the other Hudson General stockholders.